UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

FIAT DENIES RUMORS OF A CAPITAL INCREASE

With reference to rumors regarding a Fiat S.p.A. capital increase, the Company hereby confirms that no resouutions have been passed as regards any such operation or its conditions. The market will immediately be informed if any decision is taken.

Turin, February 19, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 25, 2003

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney